LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

(301) 299-8092
Fax: (301) 299-8093
levensonfam@msn.com
Admitted: MC, DC and VA
(Not Admitted: MD)

August 3, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc.
(formerly Eye Care International, Inc.)
Registration Statement on Form SB-2/A
Filed August 1, 2005
Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, we respectfully submit Amendment No. 4 to its registration statement on Form SB-2. In this letter, we respond to your comment letter dated July 27, 2005 to Mr. Clark A. Marcus, President and Chief Executive Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1.
A copy of the consulting agreement with Jana Corporation is being submitted as supplemental information. The agreement with OmniFirst Capital is a verbal agreement. The Jana agreement has not been filed as an exhibit because the cash amount involved was not “material,” only $20,000 (see Item 404(b)(4)).

2.	The number of shares has been reconciled. Please refer to the Fee Table and the Prospectus cover page.

3.	Please refer to “Common Stock Outstanding After the Offering”.

4.
No revision was necessary to the previous comment number 7. The proposed equity line arrangement was terminated, so preemptive rights of Victus Capital and Vicus Capital would not be affected. However, the risk factor entitled “Series A and Series C Preferred Stock Conversion Rights” has been amended to discuss the preemptive rights.

5.	The financing arrangement is for $1 million, not $2 million. Please refer to the first paragraph of “Risk Relating to Our Business.”

6.	The number of shares that could be issued has been disclosed in the fourth paragraph under “Risk Relating to the Offering”.

7.	The number of shares that could be issued has been disclosedin the fifth paragraph under “Risk Relating to the Offering”.

8.	The date of the final loan to Mr. Marcus was November 18, 2002 and the date of the final loan to Mr. Koenig was November 15, 1998.

9.	The disclosure has been omitted from the fifth paragraph in the section entitled “Liquidity and Capital Resources”.

10.	The recent resignation of Scott Carson is disclosed in the Management section.

11.	Please refer to the table of Principal Shareholders for disclosure of the “control” persons.

12.	Please refer to the Selling Security Holders schedule for disclosure of the “control” persons..

13.	Please refer to the revised “Selling Security Holders” schedule for the “conversion” disclosure.

14.	We will continue to monitor the updating requirements of Item 301(g) of Regulation S-B.

15.	Please refer to Exhibit 23.2 for an updated consent.

16.
Please refer to revised Note 2 to the December 31, 2004 financial statements. A Form 8-K was not filed since we were in ongoing discussions with the SEC regarding prior comments 23, 24 and 26. Amendments to the 2004 Form 10K and the March 31, 2005 10Q will be filed promptly to reflect the changes made in the financials now presented in the Form SB-2/amendment 4, and a Form 8-K will be filed regarding the amendments.

17.	Please refer to the “Acquisition” paragraph under Note 2 - “Summary of Significant Accounting Policies,” for an explanation.

18.	Please refer to Note 8 “Convertible Debentures” and the restated financials.

19.
The Company determined the value of the intellectual property rights based upon the current trading value of the stock given in exchange for the property rights at the time. In addition to approximately $11,000 cash paid, the number of shares given was 937,500 valued at the price of the stock at the date of acquisition of $2.45 per share, to arrive at the value of $2,307,572. There was no other indicator of value in the agreement between the parties and therefore the value of the stock plus cash given was the best indicator of the value of the property obtained. The Company has projected that this asset will continue to contribute to the cash flows for an estimated useful life of twenty years. The essence of the property obtained was the patent that had a remaining life of three years and it is management’s intent to renew the patent for an additional 17 years at minimal cost for a total life at date of acquisition of 20 years. The Company has reviewed FAS 142, Goodwill and Other Intangible Assets, for determining the estimated useful life of this intangible asset and has determined that the twenty years is a reasonable estimate, based on the determining factors. Reevaluation of the estimated useful life will be made by management every reporting period.

The payment for the property rights was capitalized due to the payment of the stock for 100% of the rights with a contingent payment remaining. The contingent payment depended on the option of the purchaser (the company) to verify various attributes of the technology and marketability plans. Since the payment was totally contingent on the purchasers discretion and the value of the stock to be given was uncertain as to the date it would ultimately be given, under FAS 5, it was not probable enough to require recording. As with any contingent purchase, when the contingency has been satisfied, any additional payment would be recorded at that time as an addition to the capitalized cost. At December 31, 2004, the Company intended to continue the investment and issue the additional shares prior to the contractual deadline.  The Company received an appraisal for the PhotoScreener of more than $9 million.

20.	Please refer to revised Item 26.

21.	Please refer to Exhibit 10.12 and 10.13.

A marked copy of the amendment is being furnished to the Staff to facilitate the expeditious review of the Amendment so that the registrant may request acceleration at the earliest practicable date..

Thank you for your prompt attention and cooperation. If any additional information is desired or if there is any question, please do not hesitate to contact me or Mr. Marcus, in writing or by telephone.

Sincerely, /s/ David J. Levenson David J. Levenson

cc:	Michael McTiernan, Special Counsel Clark A. Marcus, President

SUPPLEMENTAL INFORMATION

CONSULTING AGREEMENT

THIS AGREEMENT, made as of January 17, 2004, between EYE CARE INTERNATIONAL, INC., a Delaware corporation with offices located at 1511 N. Westshore Boulevard, Suite 925, Tampa, Florida 33607 (hereinafter referred to as the “Company”), and Jana Corporation, whose address is 770 SE 19th Avenue, Suite 1, Deerfield Beach, FL 33441, (hereinafter referred to as “Consultant”).
W I T N E S S E T H
WHEREAS, the Company is desirous of entering into an agreement with Consultant that will assure the Company of services of Consultant for an extended period of time; and
WHEREAS, Consultant is willing to enter into such an agreement.
NOW, THEREFORE, intending to be legally bound hereby, it is agreed by and between the parties hereto as follows:
1.          Term and Duties:
(a)          The Company agrees to retain the services of Consultant, and Consultant agrees to provide services as Consultant, in accordance with the terms of this Agreement. The term of this Agreement shall be for yearly periods commencing on the date hereof and continuing for a yearly period thereafter, unless terminated by either party hereto upon thirty (30) days written notice.
(b)          During the term as stated above, Consultant shall provide such services to the Company, as may be requested by the Company; shall cooperate with the management of the Company in the advancement of the Company’s best interests and report directly and be responsible to the Chief Executive Officer (CEO) of the Company. Consultant shall faithfully perform the duties, within his fields of expertise, including, without limitation, advice in connection with development and expansion of the Company’s sales and marketing program and merger and acquisition targets and market public relations and strategies. In consideration for Consultant’s undertaking, Consultant shall be paid four (4) million shares of the Company’s common stock no later than June 30, 2004, and a monthly stipend as may be mutually agreed upon.
Consultant shall provide the services to the Company as set forth hereinabove as an independent contractor.
2.          Non-Competition and Confidentiality:
(a)          Consultant covenants and agrees that neither it nor its employees will, during the term of this Agreement, and for a period three (3) years thereafter, except with the express prior written consent of the Company, directly or indirectly, whether as employee, owner, partner, director or officer, for its own account or for the benefit of any person in a business in competition with the Company or producing, distributing or marketing a product the same as or similar to a product either existing or in the development phase of the Company.
(1)          Solicit, divert or otherwise take away or interfere with any client of the Company, including all clients directly or indirectly produced or generated by Consultant.
(2)          Solicit, divert or induce any of the Company’s employees to leave the Company or to work for Consultant or any person with whom Consultant is connected.
(b)          If any portion of the covenants or agreements contained herein, or the application thereof, is construed to be invalid or unenforceable, then the other portions of such covenant(s) or agreement(s) or the application thereof shall not be affected and shall be given full force and effect without regard to the invalid or unenforceable portions. If any covenant or agreement herein is held to be unenforceable because of the area covered, the duration thereof, or the scope thereof, then the court making such determination shall have the power to reduce the area and/or duration and/or limit the scope thereof, and the covenant or agreement shall then be enforceable in its reduced form.
(c)          Consultant acknowledges that its services to the Company will enable it to obtain confidential information concerning the Company, its affiliates, if any, and information about the trade secrets of the Company and its employees, including but not limited to, the following: customer lists; provider lists; marketing and new product development plans; work in progress by the Company, whether or not developed; operational methods and other business affairs and methods, including plans for future developments, not known or available to the general public (collectively the “Confidential Information”). Consultant further acknowledges that the services to be performed under this Agreement are of a special, unique, unusual and extraordinary character, and that the expertise, reputation and standing of Consultant will be developed and enhanced as a result of the opportunities afforded to Consultant by reasons of its employment by the Company. Accordingly, Consultant agrees that it shall not, during or subsequent to the term of this Agreement, knowingly reveal, divulge or make known to any person (other than the Company or any affiliate of the Company) any of the Confidential Information.
The Consultant shall not use for itself or disclose to others, directly or indirectly, except to its employees on a “need-to-know” basis, any Confidential Information and shall retain any and all Confidential Information acquired or developed by it during the Service Period in the strictest of confidence and in trust for the sole benefit of the Company, its affiliates, if any, and their successors and assigns and shall deliver promptly to the Company upon expiration or termination of this Agreement, or at any other time the Company requests, all memoranda, notes, records, reports and other documents (and all copies thereof) relating to the business of the Company, or its customers which Consultant obtained while employed by, or otherwise serving or acting on behalf of the Company and which the Consultant may then possess or have under his control.
For purposes of this Agreement, in addition to the items referred to above as being “Confidential Information,” any document designated by the Company as being “Confidential” shall be automatically deemed to be so, and said election by the Company shall be deemed binding, final and conclusive upon Consultant.
The provisions of this Article 2 shall survive the termination or expiration of this Agreement.
5.          Miscellaneous:
(a)          Indulgences. Neither the failure nor any delay on the part of either party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege with respect to any occurrence by construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
(b)          Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed in accordance with the laws of the State of Florida, other than conflicting choice-of-law provisions.

(c) Notices. All notices, requests, demands and other communications required or permitted under this Agreement and the transactions contemplated herein, shall be in writing and shall be deemed to have been duly given, made and received when delivered against receipt, or when sent by United States Postal Service registered mail, return receipt requested, postage prepaid, addressed as set forth below:

(1) If to the Company or its Board of Directors:

EYE CARE INTERNATIONAL, INC.
1511 N. Westshore Blvd., Suite 925
Tampa, Florida 33607

Attention: The CEO

(2)	If to the Consultant:

Jana Corporation
770 SE 19th Ave., Suite 1
Deerfield Beach, FL 33441

Attention: Steven Kaye

Any party may change the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this paragraph for the giving of notice.
(d)          Earlier Termination Either party may terminate this Agreement, with or without cause, at any time, by giving the other party thirty days written notice of such termination, the termination date being thirty days following receipt of such notice. The provisions of Paragraph 2 above shall survive termination of this Agreement for any reason.

(e)          Binding Nature of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and it successors and assigns, and shall be binding upon Consultant and its successors in interest.
(f)          Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provisions shall be affected nor rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable, in whole or in part.
(g)          Paragraph Headings. The paragraph headings in this Agreement are for convenience only, and they form no part of this Agreement and shall not affect its interpretation.
(h)          Assignment. This Agreement shall be deemed fully assignable by the Company.
(i)          Each party hereto acknowledges receipt of an executed copy of this Agreement.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.
The foregoing Agreement is subject to the approval of the Company’s Board of Directors.

JANA CORPORATION	EYE CARE INTERNATIONAL, INC.

By: __________________________________	By: ________________________________
Steven Kaye	Clark A. Marcus, President and CEO